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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-8557
Certificate of Notification

REPORT PERIOD
April 1, 2000 to June 30, 2000

In the matter of:
CENTRAL AND SOUTH WEST CORPORATION, ET AL


      Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEPGCO"), Columbus Southern Power Company ("CSPCO"), Indiana Michigan Power Company ("IMPCO"), Kentucky Power Company ("KPCO"), Kingsport Power Company ("KGPCO"), Ohio Power Company ("OPCO"), American Electric Power Service Corporation ("AEPSC"), Cedar Coal Company ("CEDAR"), Central Coal Company ("CCCO"), Conesville Coal Preparation Company ("CONESVILLE"), and Southern Ohio Coal Company ("SOCCO"), that during the period from April 1, 2000 through June 30, 2000 (the "Reporting Period"):

      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   AEP                              Short-Term
 System                 Money Pool  Borrowings      Total            SEC
Companies      Date     Borrowings     (1)         Borrowings        Limit
AEPGEN       06/22/00    54,929,323    -            54,929,323   125,000,000
AEPSC        06/26/00    42,662,910    -            42,662,910       (B)
CEDAR        06/28/00       111,024    -               111,024       (B)
CCCO         06/27/00        13,017    -                13,017       (B)
CSWS         06/30/00   100,520,505    -           100,520,505       (B)
CPL          04/28/00  $309,517,702    -          $309,517,702  $600,000,000
CSPCO          (A)          (A)                        (A)       350,000,000
CONESVILLE   06/26/00       145,026    -               145,026       (B)
IMPCO        06/19/00   366,456,201    -           366,456,201   500,000,000
KPCO         06/16/00    53,587,971    -            53,587,971   150,000,000
KGPCO        06/30/00    14,483,198    -            14,483,198    30,000,000
OPCO         06/23/00    67,874,180    -            67,874,180   450,000,000
PSO          04/28/00   161,244,897    -           161,244,897   300,000,000
SOCCO        06/29/00     4,889,824    -             4,889,824       (B)
SWEPCO       05/01/00    81,539,396    -            81,539,396   250,000,000
WTU          05/01/00    53,615,009    -            53,615,009   165,000,000

-----------------------
(1) Pursuant to the External Program authorized in this file.
(A) Indicates that the  companies  are in an  investment  position.
(B) No limit due to rule 52(b) exemption.


      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 6.58%.

      3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

            Total         CSW           CSW         Total CSW
          Subsidiary    Loans to     Corporation    Short-Term         SEC
  Date    Borrowings   Money Pool    Borrowings     Borrowings        Limit
06/20/00 $935,273,000 $935,273,000 $1,545,619,000 $2,480,892,000  $5,000,000,000

      4. On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP") pursuant to authority granted by the SEC in file 70-9381. As part of the order in that file, AEP and CSW together have the authority that CSW has under File No. 70-8557. Therefore, after June 15, 2000, short-term borrowings by all AEP System companies which participate in the Money Pool pursuant to authority granted in File No. 70-9381 will be reported in this file.

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.

                           AEP GENERATING COMPANY
                           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                           CEDAR COAL COMPANY
                           CENTRAL COAL COMPANY
                           CENTRAL AND SOUTH WEST SERVICES, INC.
                           CENTRAL POWER  AND  LIGHT  COMPANY
                           COLUMBUS SOUTHERN POWER COMPANY
                           CONESVILLE COAL  PREPARATION COMPANY
                           INDIANA MICHIGAN POWER COMPANY
                           KENTUCKY POWER COMPANY
                           KINGSPORT POWER  COMPANY
                           OHIO POWER COMPANY
                           PUBLICSERVICE COMPANY OF OKLAHOMA
                           SOUTHERN OHIO COAL COMPANY
                           SOUTH WESTERN  ELECTRIC POWER COMPANY
                           WEST TEXAS UTILITIES COMPANY

                    BY:    AMERICAN ELECTRIC POWER COMPANY, INC.
                           CENTRAL AND SOUTH WEST CORPORATION

                           BY:      /s/ Armando A. Pena
                                    Treasurer
DATED:  July 28, 2000